LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbrrapa@comcast.net

telephone 954-344-0809

facsimile 928-569-8195

September 12, 2006

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Physicians Remote Solutions, Inc. ( the “Company”)

Amendment No. 1 to Registration Statement on Form SB-2

Filed April 12, 2006

File No. 333-131599

Dear Mr. Owings:

Amendment No. 2 to the Company’s registration statement on Form SB-2 has been electronically filed.

Reference is made to your letter of May 9, 2006 with respect to Amendment No. 1 to the Company’s registration statement. The following paragraph numbers and captions correspond to the numbered paragraphs in your letter. Paragraph numbers 18 through 22 will be responded directly by the Company .. The factual basis for the following responses was provided to us by the Company.

General

1.

The Company’s plan of operations has been revised to make it clear that it has both a specific business plan and purpose. In addition, the Company has no present intention to engage in a merger or acquisition with any company or companies or person or entity. Accordingly, the Company is not a “blank check company” within the meaning of Rule 419. In this connection, the Company has advised us that through a combination of anticipated revenues and the proceeds of private sales of its equity securities, it will have sufficient cash to exist more than twelve months.

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

September 12, 2006

Prospectus Cover Page

2.

Because the Company cannot determine whether the selling stockholders will actually sell their shares i n the offering, the word “will” has not been included in the first sentence.

It is the Company’s intent to file a supplement to its prospectus pursuant to Rule 424(b) (3) under the Securities Act of 1933 to reflect the change to a market price when the shares begin trading on a market. Because of the disclosure in the registration statement, the Company does not believe that such change will represent (a) a fundamental change in the information in the registration statement within the meaning of Item 512 of Regulation S-B or (b) include any additional or changed material information on the plan of distribution.

3.

The Company has decided to seek additional funds through private sales of its equity securities rather than through a public offering. Accordingly, the table has been deleted.

Summary Consolidated Financial Information

4.

Because the Company has decided to seek additional funds through private sales of its equity securities rather than through a public offering, there is no “as adjusted” column. If the Company is successful in acquiring a material add ional amount of funds, it intends to file one or more supplements to its prospectus pursuant to Rule 424(b)(3) under the Securities Act of 1933 to reflect the terms of the funding.

Dilution

5.

Because the Company has decided to seek additional funds through private sales of its equity securities rather than through a public offering, the table has been deleted ..

Management’s Plan of Operations

6.

Management’s Plan of Operations has been revised.

•

The types of complementary businesses and strategic alliances have been described.

•

Disclosure has been made under the caption “Our Business – Background” that the Company neither has nor is required to have an agreement with Microsoft other than Microsoft’s end user agreement which must be agreed to by each legal user of the Windows XP operating system. . The reason for the foregoing is also disclosed. In addition, a new risk factor captioned “In the event that the interactive voice recognition system that is now a part of the Windows XP operating system is changed or superseded, in either the XP operating systems or future Microsoft operating systems such as the ‘Vista’ system, the DR SPEAK system could be materially adversely affected” has been inserted.

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

September 12 , 2006

•

Disclosure of the writings and lectures has been made.

•

Disclosure has been made under the caption “Our Business – Acquisition of Exclusive Rights” that the Company believes that the terms of the agreement are not less favorable to the Company than if the agreement with Dr. Del Pin been entered into with a non-affiliated third party.

•

The requested disclosure with respect to the Health Insurance Portability and Accountability Act of 1996 has been made under the caption “Our Business - Reasons for the Development of the DR SPEAK System - The Health Insurance Portability and Accountability Act of 1996.”

Development and Testing of the DR. SPEAK s ystem

7.

The following sentence has been added: “A beta test is an external test of a pre-production products in order to determine if the product is functional in a breadth of field situations and to find those system faults that are more likely to show in actual use than in more controlled in-house tests before sale to the general market.” Disclosure has been made that beta testing was completed on June 30, 2006 and the results of the testing have also been disclosed.

Disclosure has been made that the Company believes that the DR SPEAK system is now ready for sale.

Executive Compensation

8.

The summary compensation table has been provided. The compensation paid to the officers other than Gary Cella is not required to be disclosed under this caption pursuant to the last sentence of Instruction 1. to Instructions to Item 402(a)(2) of Regulation S-B.

9.

The disclosure with respect to agreements has been revised.

10.

The value of the issued shares has been disclosed as has the absence of any other arrangements.

Management

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

September 12 , 2006

11.

Alfred Cella’s duties with Indian Head Stables have been disclosed and its size has been characterized as “small.” Mr. Horowitz’s duties and responsibilities with Boeing have been disclosed.

12.

Gary Cella is no longer the Company’s president.

Certain Transactions

13.

Disclosure has been made that the shares had a nominal value because the Company had no assets or operations at the time of the issuance.

The compensatory value of the issuance to Gary Cella is disclosed under the caption “Management – Executive Compensation.”

..

Selling Shareholders

14.

The Company believes that all relevant facts relating to the private sale have been disclosed.

15.

Disclosure has been made that neither Mr. Schreiber nor Ms. Stewart is a broker-dealer. The Company is not in a position to determine, nor does it believe that it has the responsibility to determine, whether either or both of Mr. Schreiber and Ms. Stewart is a broker or dealer as those terms are defined in Section 3 of the Securities Act of 1934.

Plans for Distribution

16.

The offering price was determined by the selling stockholders. Disclosure has been made that the Company is not aware of the basis on which they made their determination.

..

17.

Disclosure has been made that if the shares do not become be quoted on the Over-the-Counter Bulletin Board, the Company intends to apply for a listing on the “Pink Sheets.” Disclosure has also been made in the Risk Factor captioned “If our shares do not become quoted on the Over-the-Counter Bulletin Board, any trading market for the shares may be adversely affected” that the stock price, if any, can be expected to be adversely affected and the stockholders may have limited, if any, ability to sell the shares.

Part II

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

September 12 , 2006

Item 26. Recent sales of Unregistered Securities

23.

Each sale has been separately identified.

24.

The sale of 200,000 shares to Dr. Del Pin was inadvertently omitted. The sale has now been included.

Item 701 of Regulation S-B does not require disclosure of sales made by affiliates. The sales made by Messrs. Cella and Reisman are, however, described under the caption “Selling Stockholders.”

25.

Disclosure has been made that Mr. Schreiber and Ms. Stewart acted as finders in connection with the Company’s private sale of 1,000,0000 shares and of the fees they received. They had no other participation in the private placement.

Disclosure has been made that the aggregate fees paid by the Company were negotiated on its behalf by Gary Cella and the respective amounts paid to Mr. Schreiber and Ms. Stewart were determined by Mr. Schreiber and Ms. Stewart and that the Company is not aware of the basis on which they made their determination. Disclosure has also been made that the fee paid to Ms. Stewart in connection with the sale of 500,000 shares was negotiated by Gary Cella.

26.

The undertaking has been revised.

Signatures

27.

The respective capacities of the signatories have been identified.

Exhibit 5.1

28.

The opinion has been revised as requested.

Exhibit 10.5

29.

The Registration Rights Agreements have not been filed because the Company has advised us that none of them was signed by the Company.

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

September 12, 2006

If you any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman